WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

[redacted] (212) 382-3300

(212) 382-0050

07020615

SUPPL

..uary 19, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares	January 19, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

By: George Rudy
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT INDICATED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UNKNOWN

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

19 JANUARY 2007

12. Total holding following this notification

81,196,143 ORDINARY 25P SHARES
8,562,025 ADRS

13. Total percentage holding of issued class following this notification

7.81%

14. Any additional information

1 ADR IS EQUAL TO 6 ORDINARY SHARES

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

19 JANUARY 2006

*Note: At the date of this disclosure Marks and Spencer Group plc had 1,698,216,198 Ordinary Shares of 25p in issue